Carter Ledyard & Milburn llp Counselors at Law
Guy P. Lander Partner • Direct Dial: 212-238-8619 E-mail: lander@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515 • 570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

September 13, 2011

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kent International Holdings, Inc. (“Kent International”)
Schedule 13E-3 Filed on August 22, 2011
File No. 5-44313
Schedule 14C Filed on August 22, 2011
File No. 0-20726

Dear Ms. Kim:

We are submitting this letter in response to your written comments in a letter addressed to the undersigned dated September 1, 2011.

We have repeated below your comments in italics, followed by Kent International’s response.

Schedule 13E-3

General

1.
Please advise us as to what consideration was given to whether Biotechnology Value Fund and Messrs. Paul Koether and Bryan Healey are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include them as filing persons. For help in making this determination, please review Interpretive Response 201.05 in the Going Private Transactions section of the Division's Compliance and Disclosure Interpretations. We may have further comment.

We believe that Biotechnology Value Fund is not an affiliate engaged in the going private transaction and that it is therefore not a “filing person” for Schedule 13E-3.

Biotechnology Value Fund is currently not an affiliate.  It cannot influence the management or exercise control over Kent International.  Biotechnology Value Fund has no representatives acting as officers or directors of Kent International nor the right to appoint any, and Kent Financial Services, Inc. (“Kent Financial”) holds a majority of the outstanding common shares. Also, Biotechnology Value Fund was not engaged in the going private transaction.  It has not participated in the determination of the price per share payable to shareholders to be cashed out in connection with the going private transaction, except to the extent that it has stated that it would find a price of $2.50 per share acceptable.  Finally, as described in the Information Statement on Schedule 14C (the “Information Statement”), it will no longer be an equity holder of Kent International after the going private transaction, nor does it have any significant ownership in Kent Financial.  Consequently, Biotechnology Value Fund will not benefit from this transaction any more than any other unaffiliated shareholder. Accordingly, Biotechnology Value Fund will not be in a position to control Kent International after the going private transaction.

For Messrs. Koether and Healey, we have revised Schedule 13E-3 and Schedule 14C to add both as additional filing persons.

2.
We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

We have revised Schedule 13E-3 and Schedule 14C so that the information under each item of Schedule 13E-3 appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

3.
General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a corporation, the information called for by selected items must be given with respect to persons having designated relationships with the corporation. Please make all disclosures required by the items referenced in General Instruction C with respect to each executive officer and director of the issuer and Kent Financial. This would include, without limitation, the information required by Items 1003(a) through (c), 1005(a) through (c) and (e) and by Item 1008 of Regulation M-A.

We have revised Schedule 13E-3 and Schedule 14C so that all disclosures required by items 3, 5, 6, 10 and 11 of Schedule 13E-3 are now given with respect to each executive officer and director of the issuer and Kent Financial.

Schedule 14C

4.
We note that the section Cautionary Statements appears after the Summary Term Sheet. Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

We have revised Schedule 14C to move the Special Factors section so that it appears immediately after the Summary Term Sheet.

Summary Term Sheet, page 3

5.
Please describe, here and under the Special Factors section, both the benefits and detriments to the subject company, affiliates and unaffiliated security holders. Refer to Item I 013(d) and Instruction 2 to Item 1013 of Regulation M-A. Please also discuss the following detriments to unaffiliated security holders relating to the reverse stock split:

• The loss of the rights and protections that the federal securities laws provide to security holders;

• The loss of the substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies; and

• The termination of the reporting obligations for officers, directors, and principal stockholders required of public companies.

We have revised the sections “Summary Term Sheet – Effect of Transaction” and “Special Factors – Effects of the Reverse Stock Split” to describe the benefits and detriments to the company, affiliates and unaffiliated security holders in more detail than already described.  However, we respectfully disagree with the second part of your comment related to detriments to unaffiliated security holders.  All unaffiliated security holders will, following the reverse stock split, receive cash in lieu of their shares.   Unlike in many going private transactions, they will not be shareholders in a company that is not subject to reporting obligations any more, but instead will not be shareholders in Kent International any more.  Accordingly, they do not suffer any of the detriments discussed above from Kent International’s termination as a reporting company under the Exchange Act.

Fairness Determination by Board of Directors, page 5

6.
We note that the board and Kent Financial believe the transaction is substantively and procedurally fair to “the shareholders of the Company.”  Please revise to state whether each of the board and Kent Financial believes the transaction is substantively and procedurally fair to the unaffiliated shareholders of the Company. Refer to Item 1014(a) of Regulation M-A. Please similarly revise the fairness discussion on page 12.

We have revised the sections “Summary Term Sheet – Fairness Determination by Board of Directors/Fairness Determination by Consenting Shareholder” as well as “Special Factors – Fairness of the Reverse Stock Split” as requested.

Special Factors, page 7

Background of the Transaction, page 7

7.
Please revise to describe each contact, meeting, or negotiation that took place regarding the reverse stock split, any alternative structures or transactions and the substance of the discussions or negotiations at each meeting. Please identify any counsel and the members of management who were present at each meeting. For example, please describe any contacts by management or the members of the board with Biotechnology Value Fund, Kent Financial and Seidman.

Other than as described in the Information Statement, there were no contacts, meetings or negotiations regarding the reverse stock split, alternative structures or transactions.  We have revised the discussion under “Special Factors – Background of the Transaction” to add detail about the contacts with Biotechnology Value Fund and  identify by name the participants at each meeting described.

Purpose and Reasons for the Reverse Stock Split, page 10

8.
For each filing person, please state the reasons for undertaking the Rule 13e-3 transaction at this particular time, as compared to another time in the operating history of the company.  Refer to Item 1013(c) of Regulation M-A.

We have revised the section “Special Factors – Purpose and Reasons for the Reverse Stock Split” to explain the reasons for the timing of the undertaking by the filing persons to pursue the possibility to take Kent International private.

Fairness of the Reverse Stock Split, page 11

9.
Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction.  To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders.  In this regard, it does not appear that you have fully addressed going concern value and liquidation value.  See Q&A No. 20 in Exchange Act Release No. 17719.

Going concern and liquidation value were not considered in determining that the reverse stock split is fair to our shareholders.  We have revised the section “Special Factors – Fairness of Reverse Stock Split” to include an explanation why going concern and liquidation valuations were not considered under the existing facts and circumstances.

Alternatives to the Reverse Stock Split, page 13

10.
We note that an issuer tender offer, merger, and a sale of the company were considered as alternatives. Please further describe why an issuer tender offer or merger would be more costly. Please revise to describe any alternatives, including continuing as a public company, that were considered by the other filing persons and each filing person's reasons for rejecting each of the alternatives. Refer to Item 1013(b) of Regulation M-A.

We have revised the section “Special Factors – Alternatives to the Reverse Stock Split” to describe the reasons for the filing persons to reject the alternatives to going private through a reverse stock split, including remaining a public company, a tender offer, a merger or sale of the company.

Effects of the Reverse Stock Split, page 13

11.	Please clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

No affiliate will be able to use net operating loss carryforwards of Kent International.  By virtue of passing the 80 percent of control test, Kent Financial and Kent International will be eligible to file a consolidated return.  If they do so, the “Separate Return Limitation Year” tax rules would restrict the ability of the group to take advantage of any pre-stock split loss carryforwards, except to the extent of post-transaction earnings of Kent International.  Moreover, Kent Financial does not currently have any operating profits, and does not anticipate having operating profits in the foreseeable future.  Accordingly, the potential use of net operating losses played no part in considerations of the transaction.  Under these circumstances, we respectfully suggest that it is not necessary to revise the Information Statement in that regard.

Effects on our Shareholders, page 14

12.
We note that the board reserves the right to change the ratio of the reverse stock split and to mail a notice to shareholders about the modification.  Please advise us as to whether modifying the ratio of the reverse stock split would require stockholder approval and another consent solicitation, information statement and Schedule 13E-3 since a different reverse stock split ratio will have different consequences as to who will remain as a shareholder and who will be cashed out.

We have revised the section “Special Factors – Effects on our Shareholders” to reflect that the board does not any longer reserve the right to change the ratio of the reverse stock split, and the Board will execute a consent evidencing that it will forego its right to change the ratio of the reverse stock split.

Valuation Presentation of Seidman & Co., page 16

13.
Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Seidman & Co. during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.  For example, please summarize and file the Integra Realty Resources appraisal.

We have revised the sections “Special Factors – Background of the Transaction” and “Special Factors – Reports, Opinions and Appraisals” to describe that Mr. Seidman’s verbal presentation at the August 10, 2011 board and special committee meeting followed in detail the sequence and substance of the valuation presentation included as Appendix F to the Information Statement.  There were no additional presentations and there exist no other written materials, other than as described and filed as exhibits.  The Integra Realty Resources appraisal was not prepared in connection with the going private transaction and is therefore not required to be described and filed under Section 1015(a) of Regulation M-A.  That appraisal was prepared solely in connection with the acquisition of the real property at 4211 Cedar Spring in Dallas Texas in March 2011, which acquisition took place before the filing persons undertook to pursue the possibility of a going private transaction, as described now in the section the section “Special Factors – Purpose and Reasons for the Reverse Stock Split”.  The data in that report was considered, among other data, by Seidman & Co., Inc. in preparing its July 24 valuation presentation and its August 10, 2011 fairness opinion.

14.
For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated. Please include comparable information for the issuer, including any projections or forecasts, if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. If applicable, please revise to discuss why any particular multiples or ranges were used in each analysis. Please also identify the comparable transactions or companies that were used in each analysis.

We have revised the section “Special Factors – Reports, Opinions and Appraisals – Principal tests for determining fairness” to provide additional detailed disclosure, in part in tabular format, about the underlying data used to calculate the values in each analysis.

Security Ownership of Certain Beneficial Owners and Management, page 25

15.	In your next amendment, please disclose the beneficial ownership information as of the most recent practicable date.

We have updated the beneficial ownership information to August 31, 2011.

Federal Income Tax Consequences of the Reverse Stock Split, page 27

16.	Please describe the federal income tax consequences of the merger to each filing person. See Item 1013(d) of Regulation M-A.

We have revised this section to include a discussion of the tax consequences to each filing person, as requested.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

•	the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company (or filing person) my not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached is a written confirmation statement from the filing persons in accordance with the last request in your comment letter.

If you have any further questions, please do not hesitate to contact me at 212-238-8619.

Very truly yours,

/s/ Guy P. Lander

Attachment

CONFIRMATION STATEMENT

The undersigned filing persons of Schedule 13E-3 and related Schedule 14C Information Statement (the “Filings”) in connection with the proposed going private transaction of Kent International Holdings, Inc. hereby confirm that:

•	Each filing person is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Filings; and

•	A filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF,  the undersigned filing persons have executed this confirmation on this 13th day of September, 2011.

KENT INTERNATIONAL HOLDINGS, INC.

By:	/s/ Paul O. Koether
Name:	Paul O. Koether
Title:	Chairman and Chief Executive Officer

KENT FINANCIAL SERVICES, INC.

By:	/s/ Paul O. Koether
Name:	Paul O. Koether
Title:	Chairman and Chief Executive Officer

PAUL O. KOETHER

/s/ Paul O. Koether

BRYAN P. HEALEY

/s/ Bryan P. Healey